UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

JOBSINSITE, INC.
(Exact name of registrant as specified in its corporate charter)

333-137624
(Commission File Number)

New York
(State or other jurisdiction of incorporation)

90-0191208
(IRS Employer Identification No.)

426 West 49th Street, Suite 4A
New York, NY 10019
(Address of principal executive offices) (Zip Code)

(646) 483-4386
(Issuer’s telephone number, including area code)

JOBSINSITE, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

GENERAL

As used in this Information Statement, the terms “we”, “us”, “our” and “Jobsinsite” refer to Jobsinsite, Inc., a New York corporation.

This Information Statement is being delivered on or about January 16, 2009 to the holders of record of our shares of common stock as of January 16, 2009, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE ITEMS DESCRIBED IN THIS INFORMATION STATEMENT. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

The Share Purchase Transaction

On January 2, 2009, Kofi Kankam and Kevin Cadette, our former president, chief executive officer and principal accounting officer, treasurer and director respectively, completed a share purchase agreement with International Capital Trust LLC, a limited liability company organized under the laws of the state of Florida, pursuant to which International Capital Trust LLC agreed to acquire from Messrs. Kankam and Cadette 1,931,702 shares of our common stock owned by Messrs. Kankam and Cadetee in exchange for total consideration of US$250,000. International Capital Trust LLC paid the US$250,000 purchase price for these shares using cash on hand. As of the completion of the share purchase agreement, International Capital Trust LLC holds approximately 89.5% of our issued and outstanding common stock, constituting a change in control of our company.

The shares of common stock of our company transferred to International Capital Trust LLC upon the closing of the share purchase agreement are restricted securities as that term is defined in Rule 144 of the General Rules and Regulations promulgated under the Securities Act of 1933 , as amended.

Prior to the closing of the share purchase transaction, our board of directors consisted of Kofi Kankam and Kevin Cadette. At the closing of the share purchase transaction, Messrs. Kankam and Cadette resigned from all officer positions held by them and Adam J. Laufer Esq., the managing member of International Capital Trust LLC, was appointed as the sole officer of our company. In connection with the closing of the share purchase transaction, Messrs. Kankam and Cadette will resign from the board of directors and appoint Mr. Laufer to our board of directors. The resignations of Messrs. Kankam and Cadette will constitute a change in the majority of our board of directors. The resignations of Messrs. Kankam and Cadette as directors will not, however, take effect until at least 10 days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934 , as amended, and Rule 14(f)-1 thereunder.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of our Company

On January 16, 2009, there were 2,625,425 of our 50,000,000 authorized shares of common stock issued and outstanding. Each share entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially prior to the closing of the share purchase agreement as of January 2, 2009 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our then directors and named executive officers, and (iii) our then current officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the common shares shown.

Current Beneficial Owners
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Kofi Kankam 118 West 117th Street, Apt. 3 New York, NY 10026 Chief Executive Officer, President, Treasurer and Director	1,000,000	38.1%
Kevin Cadette 58 Meadow Road Edison, NJ 08817 CFO, PAO, Vice President, Secretary and Director	1,000,000	38.1%
Kwajo Sarfoh 26-40 29th Street Brooklyn, NY 11102	416,425	16%
Directors and Officers as a Group (2 persons) (3)	2,351,069	76.2%

(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

(2) Based on 2,625,425 common shares issued and outstanding as of January 16, 2009.

Change in Majority of Directors

In connection with the closing of the share purchase transaction, Messrs. Kankam and Cadette will resign as directors and Mr. Laufer will be our only director and officer. The resignations of Messrs. Kankam and Cadette will constitute a change in the majority of our board of directors. The resignations of Messrs. Kankam and Cadette as directors will not, however, take effect until at least 10 days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934 , as amended, and Rule 14(f)-1 thereunder.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

We know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder of more than 5% of our issued and outstanding common stock, or associates of such persons, is an adverse party or has a material interest adverse to our company.

Directors, Executive Officers, Promoters and Control Persons

The following table sets forth information regarding our current directors and executive officers:

Name, Place of Residence	Position Held	Age	Date First Appointed
Kofi Kankam 118 West 117th Street, Apt. 3 New York, NY 10026	Director	34	July 19, 2004
Kevin Cadette 58 Meadow Road Edison, NJ 08817	Director	34	July 19, 2004
Adam Laufer 1800 Purdy Ave Miami, FL 33139	President, Secretary and Treasurer	34	January 2, 2008

Business Experience
The following is a brief account of the education and business experience of the current directors and executive officers during at least the past five years, indicating the person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

Kofi Kankam

Mr. Kankam has served as our CEO, president, treasurer and director of the Company since our incorporation on July 19, 2004. Concurrently, since its formation in August 2005, Mr. Kankam is the Managing Director of Endeavor Strategies Group, LLC, a company that is engaged in preparing business plans for start-up companies. In May 2004 Mr. Kankam received his Masters of Business Administration degree with a concentration in finance and entrepreneurial management from The Wharton School at the University of Pennsylvania which he obtained in a full-time program from August 2002 to May 2004. Mr. Kankam graduated from Harvard University in June of 1997 with a Bachelor of Arts degree in neurobiology and in June 1998 attained his Masters of Education degree from the Harvard Graduate School of Education with a focus in administration, planning, and social policy.

Kevin Cadette

Mr. Cadette has served as our vice president, secretary and director of the Company since our incorporation on July 19, 2004. On August 23, 2006, we nominated and approved him as the Chief Financial Officer of the Company. On November 15, 2006, we nominated and approved him as our Principal Accounting Officer. Concurrently, since its formation in March 2005, Mr. Cadette is the President of Warner Cadette, LLC, a consulting company offering information technology project management, consulting and development services. Mr. Cadette graduated from Cornell University with a Bachelors of Science degree in mechanical engineering and in May 1998 attained his Masters of Engineering majoring in operations research and industrial engineering. In May 2004 Mr. Cadette received his Masters of Business Administration degree with a concentration in finance and entrepreneurial management from The Wharton School at the University of Pennsylvania which he obtained in a full-time program from August 2002 to May 2004.

Adam Laufer

Mr. Laufer was appointed as president, secretary and treasurer of our company on January 2, 2009. Mr. Laufer is a Miami based attorney whose primary area of practice is corporate securities law. Mr. Laufer has significant experience in working with, start-up, development stage and micro cap businesses in developing their business plan, identifying funding and growth opportunities, and in implementing liquidity strategies. Mr. Laufer sits on the board of directors of a national youth sports organization. Mr. Laufer graduated from Florida International University with a Bachelors of Arts degree in political science in 1996 and received his Juris Doctorate from the University of Miami School of Law in 1999. Mr. Laufer is a member in good standing of the Florida Bar.

Our directors are appointed for one-year terms to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until the officer dies or resigns or the board of directors elects a successor or removes the officer.

Family Relationships

There are no family relationships between any of our directors and executive officers.

Involvement in Certain Legal Proceedings

None of our directors, executive officers, promoters or control persons, or any proposed director or executive officer, has been involved in any of the following events during the past five years:

1.	any bankruptcy petition filed by or against any business or property of such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences;

3.	being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.	being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Transactions with Related Persons, Promoters and Certain Control Persons

Except with respect to the following, we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of our average total assets for the last two fiscal years, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holders, any proposed director, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

On September 15, 2004, the Company issued 1,000,000 shares of the Company’s common stock (an aggregate of 2,000,000 shares) to its founders, Kofi Kankam and Kevin Cadette for a cash consideration of $2,644.25, par value $.0013. On June 5, 2005, we issued Kwajo M. Sarfoh, of Sarfoh & Associates, LLP, 40,000 shares of our Common Stock, in consideration for legal services rendered to us in connection with the drafting of legal documents in connection with our private placement and Form SB-2 Registration Statement. The aggregate of 2,040,000 shares of our Common Stock which were issued to Messrs. Kankam, Cadette, and Sarfoh were valued at $2,684.25 or $0.0013 per share.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 , as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by it, and to the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

Audit Committee

We have no audit committee or compensation committee or other board committee performing equivalent functions and no director serves as an audit committee financial expert because of the limited number of employees and lack of independent directors. All functions of an audit committee and compensation committee are performed by the Board of Directors.

Director Independence

We currently act with two directors, consisting of Messrs. Kankam and Laufer. We have no independent directors as defined in accordance with NASDAQ Marketplace Rule 4200(a)(15).

Board Meetings and Committees

Our board of directors held no formal meetings during the year ended December 31, 2008. All proceedings of our board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of New York and our By-laws, as valid and effective as if they had been passed at a meeting of our directors duly called and held.

We currently do not have nominating or compensation committees or committees performing similar functions nor do we have a written nominating or compensation committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our board of directors.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request to the address appearing on the first page of this Information Statement.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

Neither of our former executive officers, Kofin Kankam and Kevin Cadette, drew a salary for services provided or received compensation in any form for either of the last two years. We have no compensation agreement in place for Adam Laufer, our sole executive officer as of the date of this Information Statement.

Options and SARS

There were no options granted to any of our officers during the most recently completed financial year and there were no options exercised by our officers during the most recently completed financial year. There were no options held by our officers that were repriced downward during the most recently completed financial year and there were no defined benefits or actuarial plans in place for our officers during the most recently completed financial year. We have no compensation committee.

Outstanding Equity Awards at Fiscal Year End

We have no outstanding options or warrants exercisable into common shares.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

As of the date of this Information Statement, we have no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer’s employment with our company, from a change in control of our company or a change in such officer’s responsibilities following a change in control where the value of such compensation exceeds $60,000 per executive officer.

Employment/Consulting Agreements

We have not entered into any employment agreement or consulting agreement with our directors and executive officers.

Director Compensation

We have no formal plan for compensating our directors for their service in their capacity as directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

JOBSINSITE INC.

/s/ Adam Laufer
By:	Adam Laufer
President, Treasurer, Secretary and Director

Dated:	January 16, 2009